SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

   Standard Form TR-1

Standard form for notification of major holdings

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Ryanair Holdings PLC
2. Reason for the notification (please tick the appropriate box or boxes):
[X] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financialinstruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify):

3. Details of person subject to the notification obligation:
Name: The Capital Group Companies, Inc.	City and country of registered office (if applicable): Los Angeles, USA
4. Full name of shareholder(s) (if different from 3.): See Box 10
5. Date on which the threshold was crossed or reached: 17 Feb 2026
6. Date on which issuer notified: 18 Feb 2026
7. Threshold(s) that is/are crossed or reached:

The Capital Group Companies, Inc. decreased below 14.00% of total voting rights outstanding. Capital Research and Management Company decreased below 14.00% of total voting rights outstanding.

8. Total positions of person(s) subject to the notification obligation:
% of voting rights attached to shares (total of 9.A)	% of voting rights through financial instruments (total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	13.82%	0.00%	13.82%	1,048,584,016
Position of previous notification (if applicable)	14.10%	0.00%	14.10%

9. Notified details of the resulting situation on the date on which the threshold was crossed or reached:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights	% of voting rights
Direct	Indirect	Direct	Indirect
US7835132033 Depository Receipt	143,777,926	13.71%
IE00BYTBXV33 Ordinary Shares	1,163,482	0.11%

SUBTOTAL A	144,941,408	13.82%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
N/A
SUBTOTAL B.1

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
N/A
SUBTOTAL B.2

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

[X] Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Capital Research and Management Company	13.82%		13.82%
Capital International, Inc.
Capital International Sarl
Capital International Limited
Capital Group Private Client Services, Inc.
American Funds Fundamental Investors (a mutual fund managed by Capital Research and Management Company)	3.66%		3.66%
Total	13.82%		13.82%

 Done at Los Angeles on 18 Feb 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 February, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary